UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 001-35224

Xunlei Limited

4/F, Hans Innovation Mansion, North Ring Road

No. 9018 High-Tech Park, Nanshan District

Shenzhen, 518057

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XUNLEI LIMITED

By:	/s/ Tao Thomas Wu
Name:	Tao Thomas Wu
Title:	Chief Financial Officer

Date: November 28, 2014

Exhibit Index

Exhibit 99.1 — Press Release

Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS

FOR THE THIRD QUARTER 2014

Shenzhen, China, November 25th, 2014 – Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), China’s leading provider of acceleration products and services, today announced its unaudited financial results for the quarter ended September 30, 2014.

Third Quarter 2014 Financial Summary

•	Total revenues were US$49.2 million, a 7.6% increase from the previous quarter and a 1.5% increase from the corresponding period in 2013.

•	Subscription revenues were US$24.9 million, a 1.7% decrease from the previous quarter and an 8.4% increase from the corresponding period in 2013.

•	Operating loss was US$2.2 million, as compared to an operating loss of US$2.3 million from the previous quarter and an operating income of US$3.3 million from the corresponding period in 2013.

•	Non-GAAP operating loss[1] was US$0.3 million, as compared to a non-GAAP operating loss of $0.2 million from the previous quarter and a non-GAAP operating income of US$3.7 million in the corresponding period in 2013.

•	Net income attributable to Xunlei was US$0.3 million, compared to net income attributable to Xunlei of US$9.3 million from the previous quarter and net income attributable to Xunlei of US$5.7 million from the corresponding period in 2013.

•	Non-GAAP net income attributable to Xunlei was US$2.3 million, compared to US$3.5 million from the previous quarter and US$5.8 million from the corresponding period in 2013.

Mr. Sean Zou, Chairman and Chief Executive Officer of Xunlei, commented on the results: “We are delighted to report our performance for the second time since our IPO, which we were pleased to note is above the midpoint of the guidance range we provided to the marketplace. We remain resolute in driving our mobile initiatives through collaboration with Xiaomi and our continued efforts in innovation through Project Crystal.”

Mr. Tom Wu, Chief Financial Officer of Xunlei, commented on the results. “We were pleased to deliver positive revenue growth sequentially and on a year over year basis. Xunlei will remain committed to its core value of content delivery, increasingly with our efforts on the mobile end. Our innovation in crowd sourcing bandwidth has shown early signs of success.”

Third quarter 2014 results

Total Revenues

Total revenues were US$49.2 million, a 7.6% increase from the previous quarter, and a 1.5% increase from the corresponding period in 2013. Subscription revenues declined 1.7% sequentially but increased 8.4% on the year-over-year basis. Revenues in advertising and other internet value-added services both grew on a sequential basis, contributing to overall sequential revenue growth.

[1]	Non-GAAP financial measures in this release exclude share-based compensation expenses and gain/loss on fair value change of warrants liabilities. See “About Non-GAAP Financial Measures” at the end of this release.

Subscription: Revenues from subscriptions were US$24.9 million, an increase of 8.4% year-over-year but a decrease of 1.7% sequentially. Year over year growth was mainly driven by an increase in the number of subscribers of 15.6% from 4.4 million as of September 30, 2013 to 5.1 million2 as of September 30, 2014. The decline in subscriber number of 3.0% was the key reason for a decline in subscription revenues sequentially.

Online advertising: Revenues from online advertising were US$12.0 million, a 20.6% increase sequentially but a decrease of 7.0% year-over-year from US$12.9 million for the same period in 2013. Both average spending per advertiser and the number of advertisers increased on a sequential basis.

Other internet value-added services: Revenues from other internet value-added services were US$12.4 million, representing a 17.6% increase sequentially and a decrease of 2.3% year-over-year from US$12.7 million for the corresponding period in 2013. Growths in online games revenues and pay per view business contributed to sequential growth.

Cost of Revenues

Cost of revenues was US$25.7 million, representing a 12.1% increase from US$23.0 million for the same period in 2013. This rise in cost of revenues was driven by the increase in both subscription and advertising services bandwidth costs and content costs.

Bandwidth costs: Bandwidth costs were US$9.7 million, an increase of 4.9% from US$9.3 million for the same period in 2013. This was due to increased bandwidth consumptions in both subscription and online advertising services.

Content costs: Content costs were US$9.9 million, an increase of 25.4% from US$7.9 million for the same period in 2013. This was mainly caused by the increase in video content purchases.

Gross Profit and Gross Margin

Gross profit for the quarter was US$22.9 million, a 5.2% decrease from US$24.1 million in the same period last year. Gross margin was 46.5%, down from 49.8% in the third quarter 2013, primarily because both bandwidth costs and content costs as a percentage of revenues increased.

Operating Expenses

Total operating expenses for the quarter were US$25.6 million, representing an increase of 20.0% from US$21.4 million in the same period last year. This was primarily due to staff cost including share-based compensation increases.

Sales and marketing expenses

Sales and marketing expenses for the quarter were US$8.5 million, accounting for 17.2% of total revenues, a slight increase from 17.0% in same period last year.

General and administrative expenses

General and administrative expenses for the quarter were US$8.1 million, representing 16.5% of total revenues and an increase from 11.4% in same period last year. This was primarily driven by an increase in staff compensations, including share-based compensation.

[2]	Including about 0.3 million subscribers on temporary suspensions this quarter, which were not factored into revenues for this quarter but remain to be paying subscribers once suspension is terminated.

Research and development expenses

Research and development expenses for the quarter were US$9.1 million, accounting for 18.4% of total revenues as compared to 15.6% from the same period last year. The increase was mainly due to the rise in R&D staff compensation.

Operating Loss

Operating loss in the third quarter of 2014 was US$2.2 million, compared with an operating income of US$3.3 million in the corresponding period of 2013. Non-GAAP operating loss was US$0.3 million, as compared to the non-GAAP operating income of US$3.7 million in the corresponding period in 2013.

Net Income and EPS

Net income attributable to Xunlei was US$0.3 million in the third quarter of 2014, as compared to US$5.7 million from the corresponding period of 2013. Non-GAAP net income attributable to Xunlei was US$2.3 million in the third quarter of 2014, as compared to US$5.8 million from the corresponding period in 2013.

Diluted earnings per ADS in the third quarter of 2014 was US$0.0052. Non-GAAP diluted earnings per ADS in the third quarter of 2014 was US$0.0345.

Cash Balance

As of September 30, 2014, the Company had cash, cash equivalents and short-term investments of US$433.5 million, compared with US$134.9 million as of December 31, 2013. The increase was due to private financing in 2014 as well as the company’s IPO, offsetting by the acquisition of Kuaipan personal with cash consideration of US$33 million during the third quarter of 2014, which was closed during the same period.

Outlook

We remain optimistic regarding the progress of our mobile initiatives, and look to deeper integration with Xiaomi as its key drivers. However, in the near term, we expect our PC-based download acceleration subscriptions to decline as a result of the ongoing and increased government scrutiny of internet content in China, which we expect to continue to have a negative impact on our subscription revenues. The Company is continuing compliance efforts in response to the government’s internet content campaign and saw a reduction in the number of total subscribers in the third quarter. In addition, the company has permitted temporary suspension of services to about 300,000 existing subscribers as of the end of the third quarter.

Guidance For Fourth Quarter 2014

For the fourth quarter of 2014, Xunlei estimates total revenues to be between US$44 million to US$47 million, the midpoint of the range representing a year over year growth of 4.5% but a quarter-over-quarter decline of 7.6%. This estimate represents management’s preliminary view as of the date of this release, which is subject to change and change could be material.

Conference Call Details

Xunlei’s management will host a conference call at 8:00 am U.S. Eastern Time (5:00 am U.S. Pacific Time/9:00 pm Beijing/Hong Kong Time) on November 26, 2014, to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	400-1200-654
Hong Kong:	800-903-737
United States:	1-855-500-8701
International:	+65-6723-9385
Passcode:	8355 4156

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China:	400-6322-162
Hong Kong:	800-963-117
United States:	1-855-452-5696
International:	+61-2-9003-4211
Replay Passcode:	8355 4156
Replay End Date:	December 10, 2014

About Xunlei

Xunlei Limited (“Xunlei”) is one of the top 10 largest Chinese internet companies, with an average of approximately 310 million monthly unique visitors in June, 2014, according to iResearch. Xunlei is the No. 1 acceleration product provider in China as measured by market share in June 2014, according to iResearch. Xunlei operates a powerful internet platform in China based on cloud computing to provide users with quick and easy access to digital media content through its core products and services, Xunlei Accelerator and the cloud acceleration subscription services. Xunlei is increasingly extending into mobile devices in part through potentially pre-installed acceleration products in mobile phones and to living rooms through TV coverage. Benefitting from the large user base accumulated by Xunlei Accelerator, Xunlei has further developed various value-added services, including Xunlei Kankan, online game and pay per view, to meet a fuller spectrum of its users’ digital media content access and consumption needs.

IR Contact:

Fleishman-Hillard

Email: hkg.xnet@fleishman.com

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the management’s quotations, the “Outlook” and “Guidance For Fourth Quarter of 2014” section in this press release, as well as the Company’s strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company’s ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company’s ability to keep up with technological developments and users’ changing demands in the Internet industry; the Company’s ability to convert its users into subscribers of its premium services; the Company’s ability to deal with existing and potential copyright infringement claims and other related claims; and the Company’s ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income, (2) non-GAAP net income, and (3) non-GAAP basic and diluted earnings per ADS. The presentation of these non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expenses and gain/loss on fair value change of warrants liabilities which (1) may not be indicative of Xunlei’s recurring core business operating results or (2) are not expected to result in future cash payments. These non-GAAP financial measures also facilitate management’s internal comparisons to Xunlei’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	December 31, 2013	September 30, 2014
	US$	US$
	(Audited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	93,906	371,400
Short-term investments	40,993	62,064
Accounts receivable, net	35,275	30,828
Deferred tax assets	1,185	1,689
Due from related parties	85	381
Prepayments and other current assets	6,319	10,246
Copyrights related to content, current portion	16,018	15,009

Total current assets	193,781	491,617

Non-current assets:
Long-term investments	2,949	4,121
Deferred tax assets	9,430	9,458
Available-for-sale investment	—	488
Property and equipment, net	20,208	18,901
Intangible assets, net	11,958	20,718
Goodwill	—	23,110
Prepayments for content copyrights	3,149	2,070
Other long-term prepayments and receivables	2,928	5,400

Total assets	244,403	575,883

Liabilities
Current liabilities:
Accounts payable	39,820	43,294
Due to a related party	225	59
Deferred revenue, current portion	29,352	29,705
Income tax payable	2,581	2,528
Accrued liabilities and other payables	33,407	26,284

Total current liabilities	105,385	101,870

Non-current liabilities:
Deferred revenue, non-current portion	2,610	1,248
Deferred government grant	6,580	5,661
Deferred tax liability, non-current portion	8,074	9,604
Warrants liabilities	2,186	—
Due to related parties, non-current portion	—	4,087
Other long-term payable	—	798

Total liabilities	124,835	123,268

Commitments and contingencies
Mezzanine equity	40,290	—
Equity
Series C convertible non-redeemable preferred shares	1	—
Series B convertible non-redeemable preferred shares	8	—
Series A-1 convertible non-redeemable preferred shares	9	—
Series A convertible non-redeemable preferred shares	7	—
Common shares (USD0.00025 par value, 355,532,959 shares authorized, 70,521,104 shared issued and 61,447,372 shares outstanding as at December 31, 2013, 347,886,089 shares issued and 325,076,811 shares outstanding as at September 30, 2014)	15	81
Additional paid-in-capital	61,634	443,257
Treasury shares	2	6
Accumulated other comprehensive income	6,003	5,081
Statutory reserves	4,478	4,478
Retained earnings	7,037	349

Total Xunlei Limited’s shareholders’ equity	79,194	453,252
Non-controlling interests	84	(637)

Total liabilities, mezzanine equity and shareholders’ equity	244,403	575,883

XUNLEI LIMITED

Condensed Consolidated Statements of Income

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	September 30, 2013	June 30, 2014	September 30, 2014
	US$	US$	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Revenues, net of rebates and discounts	48,521	45,774	49,249
Business taxes and surcharges	(1,413)	(1,018)	(623)

Net revenues	47,108	44,756	48,626
Cost of revenues	(22,959)	(24,819)	(25,729)

Gross profit	24,149	19,937	22,897
Operating expenses
Research and development expenses	(7,594)	(8,602)	(9,085)
Sales and marketing expenses	(8,263)	(6,369)	(8,454)
General and administrative expenses	(5,508)	(7,414)	(8,104)

Total operating expenses	(21,365)	(22,385)	(25,643)

Net gain from exchange of content copyrights	519	164	513

Operating income/(loss)	3,303	(2,284)	(2,233)

Interest income	413	1,702	2,154
Interest expense	—	(44)	(60)
Other income, net	853	9,842	1,461
Share of income/(loss) from equity investee	(5)	(88)	(93)

Income before income tax	4,564	9,128	1,229
Income tax benefit/(expense)	932	(113)	(1,139)

Net income	5,496	9,015	90
Less: net loss attributable to non-controlling interest	(163)	(243)	(259)

Net income attributable to Xunlei	5,659	9,258	349

Allocation of net income to participating preferred shareholders	(2,906)	—	—
Accretion of Series D to convertible redeemable preferred shares redemption value	(1,084)	(717)	—
Accretion of Series E to convertible redeemable preferred shares redemption value	—	(10,229)	—
Amortization of beneficial conversion feature of Series E	—	(3,206)	—
Deemed dividend to certain shareholders from repurchase of shares	—	(14,926)	—
Deemed dividend to preferred shareholders upon IPO	—	(32,807)	—

Net income/(loss) attributable to common shareholders	1,669	(52,627)	349

Earnings/(loss) per share for common shares
Basic	0.03	(0.84)	0.0011
Diluted	0.02	(0.84)	0.0010
Earnings/(loss) per ADS
Basic	0.13	(4.20)	0.0054
Diluted	0.09	(4.20)	0.0052
Weighted average number of common shares used in calculating:
Basic	61,447,372	62,597,040	325,028,169
Diluted	76,017,169	62,597,040	336,112,324
Weighted average number of ADSs used in calculating:
Basic	12,289,474	12,519,408	65,005,634
Diluted	15,203,434	12,519,408	67,222,465

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	September 30, 2013	June 30, 2014	September 30, 2014
	US$	US$	US$
GAAP operating income/(loss)	3,303	(2,284)	(2,233)
Share-based compensation expenses	382	2,069	1,972
Non-GAAP operating income/(loss)	3,685	(215)	(261)

Net income attributable to Xunlei	5,659	9,258	349
Share-based compensation expenses	382	2,069	1,972
Gain on fair value changes of warrants liabilities	(253)	(7,867)	—
Non-GAAP net income attributable to Xunlei	5,788	3,460	2,321

GAAP earnings/(loss) per share for common shares:
Basic	0.03	(0.84)	0.0011
Diluted	0.02	(0.84)	0.0010

GAAP earnings/(loss) per ADS:
Basic	0.13	(4.20)	0.0054
Diluted	0.09	(4.20)	0.0052

Non-GAAP earnings/(loss) per share for common shares:
Basic	0.03	(0.93)	0.0071
Diluted	0.02	(0.93)	0.0069

Non-GAAP earnings per ADS:
Basic	0.15	(4.65)	0.0357
Diluted	0.12	(4.65)	0.0345

Weighted average number of common shares used in calculating:
Basic	61,447,372	62,597,040	325,028,169
Diluted	76,017,169	62,597,040	336,112,324

Weighted average number of ADSs used in calculating:
Basic	12,289,474	12,519,408	65,005,634
Diluted	15,203,434	12,519,408	67,222,465